                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                ________________



                                    FORM 6-K



                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934



                                 March 15, 2002

                                _______________


                               IFCO SYSTEMS N.V.
                (Translation of registrant's name into English)



                          RIVIERSTAETE, AMSTELDIJK 166
                       1079 LH AMSTERDAM, THE NETHERLANDS
                    (Address of principal executive offices)


                                 ______________


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


               Form 20-F  [X]                    Form 40-F  [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                      Yes   [_]                 No   [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):__________________ N/A.
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PRESS RELEASE AND AD HOC DISCLOSURE

     The press release dated March 15, 2002, by the registrant in the United States and the ad hoc disclosure dated March 15, 2002, and filed by the registrant with the Frankfurt Stock Exchange on March 15, 2002, regarding the registrant's non-payment of an interest payment of Euro 10.625 million on its 10 5/8% Senior Subordinated Notes due 2010, is attached to this report as Appendix A.
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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    IFCO SYSTEMS N.V.
                                    (Registrant)


Date: March 15, 2002                By: /s/ Michael W. Nimtsch
                                        ----------------------------------------
                                        Michael W. Nimtsch
                                        Senior Executive Vice President and
                                        Chief Financial Officer
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                                                                      APPENDIX A

IFCO SYSTEMS N.V. MAKES ANNOUNCEMENT CONCERNING INTEREST PAYMENTS ON 10 5/8% SENIOR SUBORDINATED NOTES

AMSTERDAM, THE NETHERLANDS - March 15, 2002 - IFCO Systems N.V. (the "Company" or "IFCO") (Nasdaq: IFCO, Frankfurt Stock Exchange: IFE) announced today that it will not make an interest payment of Euro 10.625 million on its 10 5/8% Senior Subordinated Notes due 2010. This interest payment is due on March 15, 2002. IFCO has taken this step in light of the commencement of discussions with its bondholders concerning a consensual reorganization of the Company's balance sheet to reduce its debt and interest burdens.

Under the indenture governing the notes, IFCO has 30 calendar days to make the interest payment before an "event of default" under the indenture will have occurred. IFCO has previously announced that it has retained ING Barings Limited as its exclusive financial advisor concerning the Euro 200 million, 10 5/8% Senior Subordinated Notes due 2010. Together with ING Barings Limited, its financial advisor, the Company intends to explore with its bondholders various options to reduce its total debt burden as well as its interest payment obligations. IFCO intends to operate its business and satisfy its obligations consistent with its normal business practices.

Some of the information contained in this news release contains forward-looking statements. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. For a more detailed description of these risks and factors, please see the Company's filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F filed with the Commission on July 3, 2001, its Current Report on Form 6-K filed with the Commission on July 16, 2001, its Current Report on Form 6-K filed with the Commission on September 5, 2001, its Current Report on Form 6-K filed with the Commission on October 25, 2001, its Current Report on Form 6-K filed with the Commission on December 3, 2001, its Current Report on Form 6-K filed with the Commission on December 10, 2001, and its Current Report on Form 6-K filed with the Commission on February 27, 2002. The Company undertakes no obligation to publicly update or revise any forward-looking statements.